Exhibit 23.2
When the transaction referred to in note 13(b) of the notes to consolidated financial statements has been consummated, we will be in a position to render the following consent.
/s/ KPMG LLP
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ADS Tactical, Inc.:
We consent to the inclusion in this registration statement on Form S-1 and related prospectus of ADS Tactical, Inc. of our report dated March 12, 2011, except as to note 13(a), which is as of April 5, 2011 and note 13(b), which is as of      , 2011 with respect to the consolidated balance sheets of ADS Tactical, Inc. and subsidiary as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.
Norfolk, Virginia
April 5, 2011